Filed by Transfix Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: G Squared Ascend I Inc.

Commission File No.: 001-39981

Date: March 29, 2022

Transfix Launches New Brand Identity and Positioning
Showcasing Leadership and Momentum in

New Logistics Era

-Introduces Refined Corporate Mission, New Website Experience, Updated Brand Logo,
Messaging, and more -

New York, NY (March 29, 2022) — Transfix, Inc. (“Transfix”), the Intelligent Freight Platform™, today announced an updated brand identity and positioning reflecting the company’s leadership and momentum in the digital freight sector.

The rebrand comes at a pivotal moment in supply chain history, and articulates the company’s dedication to bringing its tech-enabled, data-powered insights and passionate experts, to empower shippers and carriers to make smarter, more efficient, and more profitable decisions at every point in the supply chain – and the drive to enable real change and impact.

Transfix’s new brand platform - Performance. Driven. - represents the company’s accomplishments and continued quest to enable all partners within the ecosystem to drive strategic, efficient, and resilient supply chain performance at scale. Powering the positioning is the Transfix Intelligent Freight Platform™, the company’s proprietary platform bringing together comprehensive and advanced data modeling, machine-learning algorithms, intuitive software, and best-in-class freight experts.

The updated visual identity reflects Transfix’s data-driven approach, and use of AI technology to lead in logistics, all represented through versatile iterations of data lines and industry-related patterns, imagery, color, and typography. The new logo typeface, paired with the logomark, are designed for an immersive, futuristic look that symbolizes consistent forward movement. The strong, steel logo mark comprises a few industry-related elements: a “T” and an “F” to portray Transfix, an upward-facing arrow, a truck, and stacked shipping containers.

The company’s updated messaging strategy works in tandem with the visuals to create an experience and tone of empathy, clarity, and humility. Introduced via the company’s relaunched website - transfix.io - the updated positioning and visual identity support the company’s vision for a world where goods move seamlessly, sustainably, and with trust.

“Our new brand identity reflects our core traits and strengths, our differentiation in the market, and our bold vision for the future,” said Rachel Meranus, Chief Marketing Officer, Transfix. “A pioneering model, Transfix’s digital freight platform has powered the company’s success to date. And, as we look to the future, we’re accelerating the use of cutting-edge applications of data to enable organizations to make smarter, more impactful decisions, with the people to support shippers and carriers, and intuitive, modern software to drive operational efficiency - all through this powerful platform.”

“We saw a clear opportunity to bring forward this exceptional mission to drive performance for our partners, underpinned by the best service, combined with our experience and tenacity, our personal relationships, our purpose, and our continued innovation. Our new brand identity is designed to showcase our evolution, and to give us the additional emotional edge to separate ourselves from competitors,” she added.

The company’s leading efforts in the new era of freight and logistics are also highlighted in Transfix’s recently released Environmental, Social, and Governance (ESG) report which features its path to create a sustainable, diverse, and socially accountable transportation ecosystem and is represented in the company’s new brand platform.

As announced on September 21, 2021, Transfix has entered into a definitive business combination agreement with G Squared Ascend I Inc. ("G Squared Ascend I") (NYSE: GSQD), a special purpose acquisition company sponsored by affiliates of G Squared, that is expected to result in Transfix becoming a publicly listed company. Completion of the business combination is subject to customary closing conditions.

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About Transfix

Transfix drives modern supply chain impact at scale with its Intelligent Freight Platform™. By combining enterprise-grade, machine-learning technology with intuitive software and dedicated supply chain experts, Transfix is enabling organizations to deliver with high performance and high reliability, drive long-term strategy and capacity planning, take empty miles off the road, and optimize their networks, at scale. Today, Transfix connects shippers to 28,000+ carriers with real-time, many-to-many freight matching and the visibility they need to make their supply chains more efficient and environmentally responsible. Learn more at Transfix.io.

About G Squared

G Squared is a global venture capital firm that partners with dynamic companies throughout their life cycles as a complete capital solutions provider, working to create value for companies, investors, employees, and other stakeholders. The firm focuses on investments in growth-stage technology companies and has invested in over 100 portfolio companies since it was founded in 2011. The firm’s affiliate, G Squared Ascend I, offers transformative private companies a path to public markets via SPAC. For more information on G Squared and its portfolio, visit: www.gsquared.com. For more information on G Squared Ascend I, visit: www.gsquaredascend.com.

Media Contact

Avery O’Neil, Carve Communications for Transfix
avery@carvecomms.com
(781) 507 1191

Investor Contact

Investors@transfix.io

Important Information and Where to Find It

In connection with the proposed business combination involving G Squared Ascend I Inc. and Transfix, Transfix Holdings, Inc. (“Transfix Holdings”) has filed a registration statement on Form S-4, as amended (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”). The Registration Statement includes a proxy statement of G Squared Ascend I and a prospectus of Transfix Holdings. Additionally, G Squared Ascend I and Transfix Holdings will file other relevant materials with the SEC in connection with the business combination. Copies may be obtained free of charge at the SEC’s website at www.sec.gov. Security holders of G Squared Ascend I are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting decision with respect to the proposed business combination because they will contain important information about the business combination and the parties to the business combination and related matters. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

G Squared Ascend I and its directors and officers may be deemed participants in the solicitation of proxies of G Squared Ascend I’s stockholders in connection with the proposed business combination. Transfix and its officers and directors may also be deemed participants in such solicitation. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of G Squared Ascend I’s executive officers and directors in the solicitation by reading G Squared Ascend I’s final prospectus for its initial public offering filed with the SEC on February 8, 2021, and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of G Squared Ascend I’s participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the proxy statement/prospectus relating to the business combination when it becomes available.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and shall not constitute a proxy statement or the solicitation of a proxy, consent or authorization with respect to any securities in respect of the proposed business combination and shall not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward Looking Statements

The information in this communication may contain statements that are not historical facts but are “forward-looking statements'' within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and within the meaning of “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of present or historical fact included in this communication, regarding G Squared Ascend I’s proposed business combination with Transfix, G Squared Ascend I’s ability to consummate the transaction, the benefits of the transaction and the combined company's future financial performance, as well as the combined company's strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this communication, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management's current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, G Squared Ascend I and Transfix disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this communication. G Squared Ascend I and Transfix caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of either G Squared Ascend I or Transfix. In addition, G Squared Ascend I and Transfix caution you that the forward-looking statements contained in this communication are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against G Squared Ascend I or Transfix following announcement of the transactions; (iii) the inability to complete the business combination due to the failure to obtain approval of the shareholders of G Squared Ascend I, or other conditions to closing in the transaction agreement; (iv) the risk that the proposed business combination disrupts G Squared Ascend I’s or Transfix’s current plans and operations as a result of the announcement of the transactions; (v) Transfix’s ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of Transfix to grow and manage growth profitably following the business combination; (vi) costs related to the business combination; (vii) changes in applicable laws or regulations; (viii) rollout of Transfix’s business and the timing of expected business milestones, (ix) the effects of competition on Transfix’s business, (x) supply shortages in the materials necessary for the production of Transfix’s products, (xi) risks related to original equipment manufacturers and other partners being unable or unwilling to initiate or continue business partnerships on favorable terms, (xii) the termination or reduction of government clean energy and electric vehicle incentives, (xiii) delays in the construction and operation of production facilities, (xiv) the amount of redemption requests made by G Squared Ascend I’s public stockholders, (xv) changes in domestic and foreign business, market, financial, political and legal conditions, and (xvi) the possibility that Transfix may be adversely affected by other economic, business, and/or competitive factors. Should one or more of the risks or uncertainties described in this communication, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of G Squared Ascend I’s final prospectus filed on February 8, 2021, and Quarterly Reports on Form 10-Q, in each case, under the heading “Risk Factors,” and other documents of G Squared Ascend I filed, or to be filed, including the proxy statement/prospectus, with the SEC. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in G Squared Ascend I 's periodic filings with the SEC, including G Squared Ascend I’s final prospectus for its initial public offering filed with the SEC on February 8, 2021. G Squared Ascend I’s SEC filings are available publicly on the SEC's website at www.sec.gov.